UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Hainan Manaslu Acquisition Corp.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G4233U107
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. G4233U107	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Bright Winlong LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,066,500(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,066,500(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.05%
12	TYPE OF REPORTING PERSON* FI

(1)	Does not include (a) 341,500 ordinary shares issuable upon exercise of 341,500 private placement warrants owned by Bright Winlong LLC or (b) 34,150 ordinary shares issuable upon conversion of private placement rights owned by Bright Winlong LLC. Each warrant is exercisable at a price of $11.50 per share commencing upon the completion of an initial business combination, and will expire 5 years after the completion of an initial business combination, or earlier upon redemption or liquidation. The rights convert automatically upon the closing of a business combination.

CUSIP No. G4233U107	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Zhifan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,066,500(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,066,500(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,066,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.05%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of the ordinary shares owned by Bright Winlong LLC. Does not include (a) 341,500 ordinary shares issuable upon exercise of 341,500 private placement warrants owned by Bright Winlong LLC or (b) 34,150 ordinary shares issuable upon conversion of private placement rights owned by Bright Winlong LLC. Each warrant is exercisable at a price of $11.50 per share commencing upon the completion of an initial business combination, and will expire 5 years after the completion of an initial business combination, or earlier upon redemption or liquidation. The rights convert automatically upon the closing of a business combination.

CUSIP No. G4233U107	13G	Page 4 of 7 Pages

Item 1.

	(a)		Name of Issuer: Hainan Manaslu Acquisition Corp.

	(b)		Address of Issuer's Principal Executive Offices:

B3406, 34F, West Tower, Block B
Guorui Building, 11 Guoxing Avenue
Haikou, Hainan Province, Peoples Republic of China, 570203

Item 2.

	(a)	Name of Person Filing:	Bright Winlong LLC
Zhifan Zhou

	(b)		Address of Principal Business Office or if none, Residence:

c/o Hainan Manaslu Acquisition Corp.
B3406, 34F, West Tower, Block B
Guorui Building, 11 Guoxing Avenue
Haikou, Hainan Province, Peoples Republic of China, 570203

	(c)	Citizenship:	Bright Winlong LLC– Cayman Islands
Zhifan Zhou – People’s Republic of China

	(d)		Title of Class of Securities: Ordinary shares, par value $0.0001 per share

	(e)		CUSIP Number: G4233U107

Item 3.	Not Applicable

Item 4.	Ownership.

	(a)		Amount Beneficially Owned:

Bright Winlong LLC– 2,066,500 shares.

Zhifan Zhou – 2,066,500 shares. Consists of ordinary shares owned by Bright Winlong LLC.

The foregoing does not include (a) 341,500 ordinary shares issuable upon exercise of 341,500 private placement warrants owned by Bright Winlong LLC or (b) 34,150 ordinary shares issuable upon conversion of private placement rights owned by Bright Winlong LLC. Each warrant is exercisable at a price of $11.50 per share commencing upon the completion of an initial business combination, and will expire 5 years after the completion of an initial business combination, or earlier upon redemption or liquidation. The rights convert automatically upon the closing of a business combination.

Zhifan Zhou has voting and dispositive power over the securities owned by Bright Winlong LLC.

CUSIP No. G4233U107	13G	Page 5 of 7 Pages

	(b)	Percent of Class:

Bright Winlong LLC– 23.05%

Zhifan Zhou – 23.05%

The foregoing percentages are based on 8,966,500 ordinary shares outstanding as of December 31, 2022.

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Bright Winlong LLC– 2,066,500 shares.

Zhifan Zhou – 2,066,500 shares.

	(ii)	shared power to vote or to direct the vote:

Bright Winlong LLC– 0 shares.

Zhifan Zhou – 0 shares.

	(iii)	sole power to dispose or to direct the disposition of:

Bright Winlong LLC– 2,066,500 shares.

Zhifan Zhou – 2,066,500 shares.

	(iv)	shared power to dispose or to direct the disposition of:

Bright Winlong LLC– 0 shares.

Zhifan Zhou – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G4233U107	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

BRIGHT WINLONG LLC

By:	/s/ Zhifan Zhou
	Name:	Zhifan Zhou
	Title:	Director

/s/ Zhifan Zhou
Zhifan Zhou

CUSIP No. G4233U107	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of Hainan Manaslu Acquisition Corp., a Cayman Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2023.

BRIGHT WINLONG LLC

By:	/s/ Zhifan Zhou
	Name:	Zhifan Zhou
	Title:	Director

/s/ Zhifan Zhou
Zhifan Zhou